Exhibit 99.4.1

TFS Financial Corporation

Updated

Conversion

Valuation

Appraisal

January 31, 2007

Market Pricing Through January 31, 2007

Table of Contents

TFS Financial Corporation

Cleveland, Ohio

TABLE OF CONTENTS	I

INTRODUCTION	1

1. OVERVIEW AND FINANCIAL ANALYSIS	4

GENERAL OVERVIEW	4
HISTORY AND OVERVIEW	6
STRATEGIC DIRECTION	8
BALANCE SHEET TRENDS	9
LOAN PORTFOLIO	10
INVESTMENTS	13
INVESTMENTS AND MORTGAGE-BACKED SECURITIES	14
ASSET QUALITY	15
FUNDING COMPOSITION	18
ASSET/LIABILITY MANAGEMENT	20
NET WORTH AND CAPITAL	21
PROFITABILITY TRENDS	22
LEGAL PROCEEDINGS	28
SUBSIDIARIES & JOINT VENTURES	28

2. MARKET AREA ANALYSIS	29

3. COMPARISONS WITH PUBLICLY TRADED THRIFTS	36

INTRODUCTION	36
SELECTION CRITERIA	36
BASIS FOR COMPARISON	38
OVERVIEW OF THE COMPARABLES	38

4. MARKET VALUE DETERMINATION	41

MARKET VALUE ADJUSTMENTS	41
FINANCIAL CONDITION	42
BALANCE SHEET GROWTH	46
EARNINGS QUALITY, PREDICTABILITY AND GROWTH	47

MARKET AREA	52
CASH DIVIDENDS	55
LIQUIDITY OF THE ISSUE	56
RECENT REGULATORY MATTERS	57

5. OTHER FACTORS	58

MANAGEMENT	58
PENDING LITIGATION	59
SUBSCRIPTION INTEREST	60
VALUATION ADJUSTMENTS	63

6. VALUATION	64

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES	64
FULL OFFERING VALUE IN RELATION TO COMPARABLES	66
COMPARISON TO RECENT MHC CONVERSIONS	69
VALUATION CONCLUSION	70

List of Figures

TFS Financial Corporation

Cleveland, Ohio

FIGURE 1 - KEY BALANCE SHEET DATA	4
FIGURE 2 - KEY RATIOS	5
FIGURE 3 - ASSET AND RETAINED EARNINGS CHART	9
FIGURE 4 - NET LOANS RECEIVABLE CHART	10
FIGURE 5 - LOAN MIX AS OF SEPTEMBER 30, 2006	11
FIGURE 6 - LOAN MIX AT SEPTEMBER 30, 2006	12
FIGURE 7 - SECURITIES CHART	13
FIGURE 8 - INVESTMENT MIX	14
FIGURE 9 - ASSET QUALITY CHART	15
FIGURE 10 - NONPERFORMING LOANS	16
FIGURE 11 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART	17
FIGURE 12 - DEPOSIT AND BORROWING TREND CHART	18
FIGURE 13 - DEPOSIT MIX	19
FIGURE 14 - INTEREST RATE RISK	20
FIGURE 15 - CAPITAL ANALYSIS	21
FIGURE 16 - NET INCOME CHART	22
FIGURE 17 - CORE NET INCOME CALCULATION	23
FIGURE 18 - AVERAGE YIELDS AND COSTS	24
FIGURE 19 - SPREAD AND MARGIN CHART	25
FIGURE 20 - INCOME STATEMENT TRENDS	26
FIGURE 21 - PROFITABILITY TREND CHART	27
FIGURE 22 - DEPOSIT AND DEMOGRAPHIC DATA FOR CUYAHOGA COUNTY	29
FIGURE 23 - DEPOSIT AND DEMOGRAPHIC DATA FOR LAKE COUNTY	30
FIGURE 24 - DEPOSIT AND DEMOGRAPHIC DATA FOR LORAIN COUNTY	30
FIGURE 25 - DEPOSIT AND DEMOGRAPHIC DATA FOR MEDINA COUNTY	31
FIGURE 26 - DEPOSIT AND DEMOGRAPHIC DATA FOR SUMMIT COUNTY	31
FIGURE 27 - DEPOSIT AND DEMOGRAPHIC DATA FOR COLLIER COUNTY	32
FIGURE 28 - DEPOSIT AND DEMOGRAPHIC DATA FOR HILLSBOROUGH COUNTY	32
FIGURE 29 - DEPOSIT AND DEMOGRAPHIC DATA FOR LEE COUNTY	33
FIGURE 30 - DEPOSIT AND DEMOGRAPHIC DATA FOR MIAMI-DADE COUNTY	33
FIGURE 31 - DEPOSIT AND DEMOGRAPHIC DATA FOR PALM BEACH COUNTY	34
FIGURE 32 - DEPOSIT AND DEMOGRAPHIC DATA FOR PASCO COUNTY	34
FIGURE 33 - DEPOSIT AND DEMOGRAPHIC DATA FOR PINELLAS COUNTY	35
FIGURE 34 - DEPOSIT AND DEMOGRAPHIC DATA FOR SARASOTA COUNTY	35
FIGURE 35 - COMPARABLE GROUP	37
FIGURE 36 - KEY FINANCIAL INDICATORS	40
FIGURE 37 - KEY BALANCE SHEET DATA	42
FIGURE 38 - CAPITAL DATA	43
FIGURE 39 - ASSET QUALITY TABLE	44
FIGURE 40 - BALANCE SHEET GROWTH DATA	46
FIGURE 41 - NET INCOME CHART	48
FIGURE 42 - PROFITABILITY DATA	49
FIGURE 43 - INCOME STATEMENT DATA	50
FIGURE 44 - MARKET AREA DATA	52
FIGURE 45 - DIVIDEND DATA	54
FIGURE 46 - MARKET CAPITALIZATION DATA	56
FIGURE 47 - MHC REORGANIZATIONS (SINCE 1/1/05) PRO FORMA DATA	60
FIGURE 48 - MHC REORGANIZATIONS PRICE APPRECIATION	61
FIGURE 49 - VALUE RANGE - FULL OFFERING	66
FIGURE 50 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES	67
FIGURE 51 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT	67
FIGURE 52 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM	67
FIGURE 53 - VALUE RANGE MHC OFFERING DATA	68
FIGURE 54 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT	68
FIGURE 55 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM	68
FIGURE 56 - COMPARISON TO FILED AND PENDING MHC OFFERINGS	69

List of Exhibits

TFS Financial Corporation

Cleveland, Ohio

Exhibit

1.	Profile of FinPro, Inc. and the Author of the Appraisal

2.	Consolidated Statements of Condition

3.	Consolidated Statements of Income

4.	Consolidated Statements of Changes in Shareholder’s Equity

5.	Consolidated Statements of Cash Flows

6.	Net Income Reconciliation

7.	Comparable Group Selection Screens

8.	Selected Financial Data

9.	Industry Fully Converted Pricing Multiples

10.	MHC Conversions 2005 to Date

11.	Full Offering No Foundation Appraisal Pro Forma September 30, 2006 – 12 Months

12.	Full Offering With Foundation Appraisal Pro Forma September 30, 2006 – 12 Months

13.	MHC Appraisal Pro Forma September 30, 2006 – 12 Months

14.	MHC Fiscal Year Offering Circular Pro Forma September 30, 2006 – 12 Months

Conversion Valuation Appraisal Report	Page: 1

Introduction

TFS Financial Corporation (the “Mid-tier”), is offering for sale shares of its common stock. The shares being offered represent up to 30.12% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. The Mid-tier also intends to contribute 2.0% of the shares of the Mid-tier that will be outstanding following the reorganization (subject to a maximum of 5.0 million shares) to a charitable foundation established by Third Federal Savings and Loan Association of Cleveland (the “Bank”). Additionally, the Bank will contribute $5.0 million in cash to the charitable foundation. After the stock offering, over 50.0% of the Mid-tier outstanding shares of common stock will be owned by Third Federal Savings and Loan Association of Cleveland, MHC (the “MHC”), the mutual holding company parent. This report represents FinPro, Inc.’s (“FinPro”) updated independent appraisal of the estimated pro forma market value of the common stock (the “Common Stock”) of TFS Financial Corporation (hereafter referred to on a consolidated basis as the “Bank”). Market pricing has been updated through January 31, 2007.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

•	Up to 30.15% of the total shares will be sold to the depositors and public,

•	2.00% of the total shares (subject to a maximum of 5.0 million shares) will be contributed to a charitable foundation,

•	cash equal to $5.0 million will be contributed to a charitable foundation,

•	the stock will be issued at $10.00 per share,

•	the conversion expenses will be $7.5 million at the midpoint,

•

there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, the Bank has already expensed $6.8 million and contributed $9.1 million in cash to the ESOP trust and the Bank intends to expense $9.1 million for the year ended September 30, 2007,

•	there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,

•	there will be a Stock Option Plan equal to 4.90% of the total shares outstanding, expensed at $3.37 per option over 5 years straight-line,

•	the tax rate is assumed at 35.00%, and

•	the net proceeds will be invested at the one-year treasury rate of 4.90%, pre-tax.

Conversion Valuation Appraisal Report	Page: 2

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank’s audited financials for the years ended September 30, 2005 and September 30, 2006. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission (“SEC”). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank’s Management and Board, Sandler O’Neill & Partners L.P. (the Bank’s underwriter), and Luse Gorman Pomerenk & Schick, P.C. (the Bank’s special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank’s primary market area and reviewed the market area’s economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank’s performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank’s estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank’s assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Conversion Valuation Appraisal Report	Page: 3

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank’s financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

Conversion Valuation Appraisal Report	Page: 4

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of September 30, 2006, the Bank had $8.6 billion in total assets, $7.4 billion in deposits, $7.5 billion in net loans and $1.0 billion in equity.

FIGURE 1 - KEY BALANCE SHEET DATA

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 5

FIGURE 2 - KEY RATIOS

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 6

HISTORY AND OVERVIEW

Third Federal Savings and Loan Association of Cleveland, MHC

Third Federal Savings and Loan Association of Cleveland, MHC is a federally chartered mutual holding company and currently owns 100% of the outstanding common stock of TFS Financial Corporation. Third Federal Savings and Loan Association of Cleveland, MHC has not engaged in any significant business activity other than owning the common stock of TFS Financial Corporation, and does not intend to expand its business activities after the stock offering. Upon completion of the stock offering, Third Federal Savings and Loan Association of Cleveland, MHC is expected to own up to 68.26% of the outstanding shares of common stock of TFS Financial Corporation. So long as Third Federal Savings and Loan Association of Cleveland, MHC exists, it is required to own a majority of the voting stock of TFS Financial Corporation. The executive office of Third Federal Savings and Loan Association of Cleveland, MHC, is located at 103 Foulk Road, Suite 104, Wilmington, Delaware 19803. Third Federal Savings and Loan Association of Cleveland, MHC is subject to comprehensive regulation and examination by the Office of Thrift Supervision.

TFS Financial Corporation

TFS Financial Corporation is a federally chartered mid-tier stock holding company and currently owns 100% of the outstanding common stock of Third Federal Savings and Loan. TFS Financial Corporation also owns 100% of the common stock of Third Capital, Inc. TFS Financial Corporation’s executive office is located at 103 Foulk Road, Suite 104, Wilmington, Delaware 19803. TFS Financial Corporation is subject to comprehensive regulation and examination by the Office of Thrift Supervision. At September 30, 2006, TFS Financial Corporation had consolidated assets of $8.6 billion, consolidated deposits of $7.4 billion and consolidated shareholder’s equity of $1.0 billion. Its net income for the fiscal year ended September 30, 2006 was $43.5 million.

Conversion Valuation Appraisal Report	Page: 7

Third Federal Savings and Loan Association of Cleveland

Third Federal Savings and Loan is a federally chartered savings and loan association headquartered in Cleveland, Ohio. Third Federal Savings and Loan was organized in 1938 by Ben S. and Gerome R. Stefanski, the parents of our current Chairman, President and Chief Executive Officer, Marc A. Stefanski. In May 1997, Third Federal Savings and Loan reorganized into the two-tier mutual holding company structure. In 1999, Third Federal Savings and Loan established its first branch offices in Florida, and currently operates from 14 branch offices in that state. Third Federal Savings and Loan conducts business from its main office located at 7007 Broadway Avenue, Cleveland, Ohio, 40 branch offices located in Ohio and Florida and eight loan production offices located in Ohio. The branch offices are located in the Ohio counties of Cuyahoga, Lake, Lorain, Medina and Summit and in the Florida counties of Collier, Hillsborough, Lee, Miami-Dade, Palm Beach, Pasco, Pinellas and Sarasota.

Third Federal Savings and Loan’s principal business consists of originating one- to four-family residential real estate mortgage loans, home equity loans and home equity lines of credit. Third Federal Savings and Loan also offers residential construction loans. To a lesser extent, Third Federal Savings and Loan also invests in mortgage-backed securities, U.S. Government and federal agency obligations and other investment securities. Third Federal Savings and Loan offers a variety of deposit accounts, including certificates of deposit, NOW accounts and passbook savings accounts. Deposits are Third Federal Savings and Loan’s primary source of funds for its lending and investing activities. Third Federal Savings and Loan has also used borrowed funds as a source of funds, principally from the Federal Home Loan Bank of Cincinnati. In addition to traditional banking services, Third Federal Savings and Loan offers insurance and investment products through ThirdFed Investments, a division of Third Federal Savings and Loan. Through a wholly-owned subsidiary, FBE, Inc., Third Federal Savings and Loan has acquired properties as part of its commitment to revitalize the community surrounding its main office. Third Federal Savings and Loan is the indirect owner of a second-tier real estate investment trust, Broadway Realty Holdings Co., which holds mortgage loans and other investments. Third Federal Savings and Loan is subject to comprehensive regulation and examination by the Office of Thrift Supervision.

Third Federal Savings and Loan prices its loan and deposit products to encourage home ownership, attract borrowers and promote savings by its customers. Although this strategy does not enable Third Federal Savings and Loan to generate the highest returns, Third Federal Savings and Loan believes this strategy is the primary reason it has grown to become the nation’s largest mutually-owned savings and loan association based on total assets.

Conversion Valuation Appraisal Report	Page: 8

STRATEGIC DIRECTION

The Bank’s business strategy is to grow and improve profitability by:

•	Following its mission of creating value for customers, communities and company;

•	Encouraging home ownership by offering competitive interest rates and attractive product features on mortgage loans and home equity loans and lines of credit in our primary market area;

•	Promoting savings by our customers by offering competitive rates on certificates of deposit and other deposit products;

•	Controlling and managing operating expenses; and

•	Growing through de novo branching.

Conversion Valuation Appraisal Report	Page: 9

BALANCE SHEET TRENDS

The Bank’s balance sheet decreased by $318.3 million, or 3.57%, from $8.9 billion at September 30, 2005 to $8.6 billion at September 30, 2006. A portion of the decline is attributable to a loan sale executed to manage interest rate risk.

Equity has increased $38.7 million from $973.9 million at September 30, 2005 to $1.0 billion at September 30, 2006. The equity to assets ratio was 11.78% at September 30, 2006.

FIGURE 3 - ASSET AND RETAINED EARNINGS CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 10

LOAN PORTFOLIO

The Bank’s loan portfolio has decreased by $143.7 million from September 30, 2005 to September 30, 2006, and as a percent of assets, the loan portfolio has increased as a percentage of assets from 85.49% to 86.99%, respectively. The Bank executed a loan sale during the twelve months ended September 30, 2006.

FIGURE 4 - NET LOANS RECEIVABLE CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 11

The loan portfolio has grown rapidly between September 30, 2002 and September 30, 2005. The mix continues to be heavily weighted in 1-4 family loans and home equity loans and lines of credit.

FIGURE 5 - LOAN MIX AS OF SEPTEMBER 30, 2006

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 12

The loan portfolio is heavily weighted in 1-4 family mortgages and home equity loans and lines of credit.

FIGURE 6 - LOAN MIX AT SEPTEMBER 30, 2006

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 13

INVESTMENTS

The investment portfolio has declined substantially since September 30, 2002. Between September 30, 2005 and September 30, 2006 the portfolio declined $56.8 million, or 30.26%.

FIGURE 7 - SECURITIES CHART

[Statistical Information Omitted]

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 14

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank’s investment portfolio.

FIGURE 8 - INVESTMENT MIX

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 15

ASSET QUALITY

The Bank’s level of nonperforming assets has trended upward since September 30, 2002. Between September 30, 2005 and September 30, 2006, nonperforming assets increased $19.2 million, or 28.40%. At September 30, 2006, nonperforming assets were $86.6 million, or 1.01% of total assets.

FIGURE 9 - ASSET QUALITY CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 16

At September 30, 2006, the Bank’s nonperforming loans to total loan ratio was 1.05% and the nonperforming assets to total assets ratio was 1.01%.

FIGURE 10 - NONPERFORMING LOANS

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 17

The ALLL increased $2.1 million from September 30, 2005 to September 30, 2006. The Bank’s ALLL to loans ratio increased from 0.24% at September 30, 2005 to 0.27% at September 30, 2006.

FIGURE 11 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 18

FUNDING COMPOSITION

From September 30, 2005 to September 30, 2006, deposits increased $346.8 million. After rising between September 30, 2004 and September 30, 2005, borrowings decreased by $692.3 million between September 30, 2005 and September 30, 2006.

FIGURE 12 - DEPOSIT AND BORROWING TREND CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 19

The following chart illustrates the Bank’s deposit mix as of September 30, 2006. The largest portion of the deposit mix is certificates of deposit which account for 74.4% of the portfolio.

FIGURE 13 - DEPOSIT MIX

[Statistical Information Omitted]

Note: The mix is based upon the average balance for the twelve months ended September 30, 2006

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 20

ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.

FIGURE 14 - INTEREST RATE RISK

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 21

NET WORTH AND CAPITAL

At September 30, 2006 the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 15 - CAPITAL ANALYSIS

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 22

PROFITABILITY TRENDS

The Bank’s annual net income has trended upward from the year ended September 30, 2002 through the year ended September 30, 2005. The increase over that period was attributable to rising net interest income and declining noninterest expense.

Net income decreased $21.0 million, or 32.51%, to $43.5 million for the year ended September 30, 2006 versus $64.5 million for the year ended September 30, 2005. The primary reason for the decrease was the $47.1 million pre-tax loss on the sale of loans, which was partially offset by lower income tax expense and higher net interest income.

FIGURE 16 - NET INCOME CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 23

The following table provides FinPro’s calculation of the Bank’s core net income for the twelve months ended September 30, 2006.

FIGURE 17 - CORE NET INCOME CALCULATION

[Statistical Information Omitted]

Source: Offering Prospectus and FinPro

Conversion Valuation Appraisal Report	Page: 24

The net interest spread and margin decreased between the twelve months ended September 30, 2005 and the twelve months ended September 30, 2006. The decrease is attributable to a higher cost of interest bearing liabilities, which was partially offset by a higher yield on earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 25

Spread and margin have trended upward between the twelve month period ended September 30, 2002 and the twelve month period ended September 30, 2005. However, spread and margin both decreased between the twelve months ended September 30, 2005, and the twelve months ended September 30, 2006.

FIGURE 19 - SPREAD AND MARGIN CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 26

The Bank’s annual net income has trended upward from the year ended September 30, 2002 through the year ended September 30, 2005. The increase over that period was attributable to rising net interest income and declining noninterest expense.

Net income decreased $21.0 million, or 32.51%, to $43.5 million for the year ended September 30, 2006 versus $64.5 million for the year ended September 30, 2005. The primary reason for the decrease was the $47.1 million pre-tax loss on the sale of loans, which was partially offset by lower income tax expense and higher net interest income.

FIGURE 20 - INCOME STATEMENT TRENDS

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 27

Between the fiscal years ended 2001 and 2005 ROAA and ROAE fluctuated. The Bank’s ROAA and ROAE for the twelve month period ended September 30, 2006 were 0.50% and 4.34%, respectively. However, on a core basis, the Bank’s ROAA and ROAE were higher for twelve month period ended September 30, 2006 at 0.85% and 7.40%, respectively.

FIGURE 21 - PROFITABILITY TREND CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 28

LEGAL PROCEEDINGS

On June 13, 2006, Third Federal Savings and Loan was named as the defendant in a class action lawsuit, Gary A. Greenspan vs. Third Federal Savings and Loan, filed in the Cuyahoga County Common Pleas Court. The plaintiff has alleged that Third Federal Savings and Loan charges customers a fee for the preparation of legal documents relating to mortgage loans even though the employees that prepare the documents are not licensed attorneys. The plaintiff seeks a refund of all document preparation fees from June 13, 2000 to the present (approximately $26.1 million from June 13, 2000 through September 30, 2006), as well as prejudgment interest, attorneys’ fees and costs of the lawsuit. Third Federal Savings and Loan Association vigorously disputes these allegations. Third Federal Savings and Loan has answered the plaintiff’s complaint and the case is in preliminary discovery. No trial date has been set. At this time, we are unable to predict an outcome, favorable or unfavorable, or to estimate the amount of any potential loss.

At September 30, 2006, the Bank was not otherwise involved in any legal proceedings, the outcome of which would be material to its financial condition or results of operations.

SUBSIDIARIES & JOINT VENTURES

Third Federal Savings and Loan is the direct owner of three subsidiary corporations. In addition to the companies described below, Third Federal Savings and Loan owns Third Fed Insurance Agency, Inc., which is currently inactive.

Broadway Holding Company - This Delaware corporation is the majority owner of Broadway Realty Holdings Co., a real estate investment trust that holds mortgage loans and other real estate-related investments.

FBE, Inc. - This Ohio corporation was established in 1999 to assist us in community development and revitalization projects, primarily by acquiring properties in the community surrounding the Bank’s main office.

Conversion Valuation Appraisal Report	Page: 29

2. Market Area Analysis

The following tables provide deposit and demographic data for the Ohio Counties of Cuyahoga, Lake, Lorain, Medina, Summit and the Florida Counties of Collier, Hillsborough, Lee, Miami-Dade, Palm Beach, Pasco, Pinellas and Sarasota.

FIGURE 22 - DEPOSIT AND DEMOGRAPHIC DATA FOR CUYAHOGA COUNTY

[Statistical Information Omitted]

Source: SNL Securities

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FIGURE 23 - DEPOSIT AND DEMOGRAPHIC DATA FOR LAKE COUNTY

[Statistical Information Omitted]

Source: SNL Securities

FIGURE 24 - DEPOSIT AND DEMOGRAPHIC DATA FOR LORAIN COUNTY

[Statistical Information Omitted]

Source: SNL Securities

Conversion Valuation Appraisal Report	Page: 31

FIGURE 25 - DEPOSIT AND DEMOGRAPHIC DATA FOR MEDINA COUNTY

[Statistical Information Omitted]

Source: SNL Securities

FIGURE 26 - DEPOSIT AND DEMOGRAPHIC DATA FOR SUMMIT COUNTY

[Statistical Information Omitted]

Source: SNL Securities

Conversion Valuation Appraisal Report	Page: 32

FIGURE 27 - DEPOSIT AND DEMOGRAPHIC DATA FOR COLLIER COUNTY

[Statistical Information Omitted]

Source: SNL Securities

FIGURE 28 - DEPOSIT AND DEMOGRAPHIC DATA FOR HILLSBOROUGH COUNTY

[Statistical Information Omitted]

Source: SNL Securities

Conversion Valuation Appraisal Report	Page: 33

FIGURE 29 - DEPOSIT AND DEMOGRAPHIC DATA FOR LEE COUNTY

[Statistical Information Omitted]

Source: SNL Securities

FIGURE 30 - DEPOSIT AND DEMOGRAPHIC DATA FOR MIAMI-DADE COUNTY

[Statistical Information Omitted]

Source: SNL Securities

Conversion Valuation Appraisal Report	Page: 34

FIGURE 31 - DEPOSIT AND DEMOGRAPHIC DATA FOR PALM BEACH COUNTY

[Statistical Information Omitted]

Source: SNL Securities

FIGURE 32 - DEPOSIT AND DEMOGRAPHIC DATA FOR PASCO COUNTY

[Statistical Information Omitted]

Source: SNL Securities

Conversion Valuation Appraisal Report	Page: 35

FIGURE 33 - DEPOSIT AND DEMOGRAPHIC DATA FOR PINELLAS COUNTY

[Statistical Information Omitted]

Source: SNL Securities

FIGURE 34 - DEPOSIT AND DEMOGRAPHIC DATA FOR SARASOTA COUNTY

[Statistical Information Omitted]

Source: SNL Securities

Conversion Valuation Appraisal Report	Page: 36

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank’s operations against a selected group (“Comparable Group”) of publicly traded Mutual Holding Companies (“MHCs”). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank’s value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group’s current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank’s to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

Conversion Valuation Appraisal Report	Page: 37

As of the date of this appraisal, there are a total of 68 MHCs nationally. There are 40 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year’s benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 7 institutions that converted after December 1, 2005 were eliminated.

Of the remaining 33, FinPro then eliminated 18 of the institutions with assets less than $760 million in assets as they have less financial and managerial resources and a smaller branch network. Abington, Westfield and People’s were eliminated as they have announced second step conversions. Charter was eliminated due to its substantial equity portfolio and BCSB was eliminated due to its negative earnings.

This results in a total of 10 Comparables. FinPro review the recent performance and news releases of these 10 companies and determined that all 10 were acceptable Comparables.

FIGURE 35 - COMPARABLE GROUP

[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 38

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables’ pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as “fully converted” pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1.	Asset Size

2.	Profitability

3.	Capital Level

4.	Balance Sheet Mix

5.	Operating Strategy

6.	Date of Conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $761.3 million to $8.2 billion in total assets with a median of $1.5 billion. The Bank’s asset size was $8.6 billion as of September 30, 2006. On a pro forma basis, the Bank’s assets are projected to be $9.2 billion at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median core ROAA of 0.61% and a median core ROAE of 4.72% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of 0.25% to a high of 0.87%, while the core ROAE measure ranged from a low of 1.34% to a high of 9.50%. The Bank had a core ROAA of 0.85% and a core ROAE of 7.40% for the twelve months ended September 30, 2006. On a pro forma basis, the Bank’s core ROAA and core ROAE are 0.83% and 5.74%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 14.12% with a high of 23.42% and a low of 7.00%. At September 30, 2006, the Bank had an equity to assets ratio of 11.78%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 17.32%.

Conversion Valuation Appraisal Report	Page: 39

4. Balance Sheet Mix At September 30, 2006, the Bank had a net loan to asset ratio of 86.99%. The median loan to asset ratio for the Comparables was 66.81%, ranging from a low of 36.94% to a high of 84.82%. On the liability side, the Bank’s deposit to asset ratio was 86.10% at September 30 2006 while the Comparable median was 68.58%, ranging from 47.57% to 80.99%. The Bank’s borrowing to asset ratio of 0.29% is below the Comparable median of 16.87%.

5. Operating Strategy An institution’s operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor’s general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after December 1, 2005, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

Conversion Valuation Appraisal Report	Page: 40

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 36 - KEY FINANCIAL INDICATORS

[Statistical Information Omitted]

Source: The Bank’s Offering Circular, FinPro calculations and SNL Securities

Conversion Valuation Appraisal Report	Page: 41

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors’ viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser’s knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

•	Financial Condition

•	Balance Sheet Growth

•	Earnings Quality, Predictability and Growth

•	Market Area

•	Cash Dividends

•	Liquidity of the Issue

•	Recent Regulatory Matters

Adjustments for Other Factors:

•	Management

•	Pending Litigation

•	Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 42

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 37 - KEY BALANCE SHEET DATA

[Statistical Information Omitted]

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $8.6 billion, is larger than the Comparable Group median of $1.4 billion. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $9.2 billion.

Asset Composition –The Bank’s net loans to assets ratio of 86.99% is above the Comparable Group median of 66.81%. The Bank has a lower level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 86.10% of assets and borrowings, 0.29% of assets. The Comparable Group has a deposits to assets ratio of 68.58% and a borrowings to assets ratio of 16.87%.

Conversion Valuation Appraisal Report	Page: 43

Cash Liquidity - The Bank’s loan to asset ratio is above the Comparable Group’s median ratio which would indicate a lower level of liquidity. However, the Bank utilizes a low level of borrowings. The Bank has the ability to borrow in order to meet funding requirements.

Interest Rate Risk - The Bank’s interest rate risk position is illustrated on page 20. The Bank’s profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 38 - CAPITAL DATA

[Statistical Information Omitted]

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group’s median equity to assets ratio of 14.01% is above the Bank’s ratio of 11.78%. The Bank’s pro forma equity to assets ratio is projected to be 17.32% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Three of the Comparables have material levels of intangible assets. The Bank’s level of intangible assets is minimal.

Conversion Valuation Appraisal Report	Page: 44

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned (“REO”) and levels of Allowance for Loan and Lease Losses (“ALLL”) in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 39 - ASSET QUALITY TABLE

[Statistical Information Omitted]

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank’s level of nonperforming loans (“NPL”) to total loans, of 1.05%, is above the Comparable Group median of 0.16%. The Bank has a nonperforming assets to assets ratio of 1.01%, which is above the Comparable median of 0.16%. The Bank’s reserve level, 0.27% of loans, is below the Comparable median of 0.65% of loans. The Bank’s ratio of reserves to NPAs is also below the Comparable median.

Conversion Valuation Appraisal Report	Page: 45

Positive	Neutral	Negative
Higher Loans to Assets		Higher NPLs
Higher Deposit Levels		Higher NPAs
Lower Borrowing Levels		Lower ALLL to Loans
Higher Pro forma Tangible Capital		Lower ALLL to NPAs

The Bank’s asset and liability mixes are more favorable than the Comparable Group’s mixes. The Bank has lower capital levels, but is projected to have higher capital levels following the offering. The Bank has a higher level of NPLs and NPAs. The Bank’s reserves as a percentage of loans and as a percentage of NPLs are both below the Comparable levels. Taken collectively, a slight upward adjustment is warranted for financial condition.

Conversion Valuation Appraisal Report	Page: 46

BALANCE SHEET GROWTH

The Bank’s assets and loans have decreased, while the Comparable Group experienced growth over the last twelve months. The decline is at least partially attributable to the sale of loans. However, the Bank has experienced deposit growth, while the Comparable Group’s deposits have been flat.

FIGURE 40 - BALANCE SHEET GROWTH DATA

[Statistical Information Omitted]

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Deposit Growth	Lower Loan Growth (reflects loan sale)	Lower Asset Growth

No adjustment is warranted.

Conversion Valuation Appraisal Report	Page: 47

        EARNINGS QUALITY,

PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

•	net interest income

•	loan loss provision

•	non-interest income

•	non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

Conversion Valuation Appraisal Report	Page: 48

The Bank’s annual net income has trended upward from the year ended September 30, 2002 through the year ended September 30, 2005. The increase over that period was attributable to rising net interest income and declining noninterest expense.

Net income decreased $21.0 million, or 32.51%, to $43.5 million for the year ended September 30, 2006 versus $64.5 million for the year ended September 30, 2005. The primary reason for the decrease was the $47.1 million pre-tax loss on the sale of loans, which was partially offset by lower income tax expense and higher net interest income.

FIGURE 41- NET INCOME CHART

[Statistical Information Omitted]

Source: Offering Prospectus

Conversion Valuation Appraisal Report	Page: 49

The Bank’s core ROAA and core ROAE are above the Comparable Group medians. The Bank’s higher capitalization following the offering is expected to reduce return on equity for the near term. On a pro forma basis, the Bank’s core ROAA and core ROAE are 0.83% and 5.74%, respectively.

FIGURE 42 - PROFITABILITY DATA

[Statistical Information Omitted]

Sources: SNL and Offering Circular Data, FinPro Computations

Conversion Valuation Appraisal Report	Page: 50

FIGURE 43 - INCOME STATEMENT DATA

[Statistical Information Omitted]

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 46 basis point disadvantage in net margin which is more than offset by a 76 basis point advantage in noninterest expense. The Bank’s noninterest income to average assets ratio is 9 basis points above the Comparable Group median.

The Bank’s efficiency ratio of 64.39% is below the Comparable median of 69.71%.

On a forward looking basis, after the conversion the Bank’s operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Conversion Valuation Appraisal Report	Page: 51

Positive	Neutral	Negative
Higher Core ROAA		Lower Net Margin
Higher Core ROAE
Lower Noninterest Expense
Higher Noninterest Income

The Bank is more profitable than the Comparables on a core ROAA and core ROAE basis. The higher earnings levels are predominately due to a lower level of noninterest expense. Relative to the Comparable Group, the Bank’s level of noninterest income is higher, while net interest margin is lower. Taken collectively, a moderate upward adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 52

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 44 - MARKET AREA DATA

[Statistical Information Omitted]

Sources: SNL Securities

Conversion Valuation Appraisal Report	Page: 53

Positive	Neutral	Negative
Higher Projected Population Growth		Lower Historical Population Growth
Lower Unemployment		Lower Population Per Branch
Lower Household Income
Lower Income Growth

The Bank’s market area has grown at a slower rate over the past five years, but is projected to grow at a slightly faster rate over the next five years relative to the Comparable Group’s markets. Unemployment levels are lower in the Bank’s markets. Household income levels are lower in the Bank’s markets and are projected to grow at a rate below that of the Comparable median. The Bank’s market area has a lower ratio of population per branch relative to the Comparable Group, which indicates a higher level of competition. Based upon these factors, a slight downward adjustment is warranted for market area.

Conversion Valuation Appraisal Report	Page: 54

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 45 - DIVIDEND DATA

[Statistical Information Omitted]

Sources: SNL and Offering Circular Data, FinPro Computations

Conversion Valuation Appraisal Report	Page: 55

Seven of the ten Comparable institutions have declared cash dividends. The median dividend payout ratio for the Comparable Group was 61.95%, ranging from a high of 316.67% to a low of 0.00%. The Bank, on a pro forma basis at the midpoint of the value range, is project to have an equity to assets ratio of 17.32% and a core return on pro forma equity of 5.74%. As such, the Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 56

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 46 - MARKET CAPITALIZATION DATA

[Statistical Information Omitted]

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $242.5 million to a high of $2.9 billion with a median market capitalization of $478.3 million. The Bank expects to have $2.5 billion of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

A moderate upward adjustment for this factor appears warranted. The Bank is expected to enjoy a higher level of trading liquidity relative to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 57

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group. As such, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

Conversion Valuation Appraisal Report	Page: 58

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank’s organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

Conversion Valuation Appraisal Report	Page: 59

PENDING LITIGATION

On June 13, 2006, Third Federal Savings and Loan was named as the defendant in a class action lawsuit, Gary A. Greenspan vs. Third Federal Savings and Loan, filed in the Cuyahoga County Common Pleas Court. The plaintiff has alleged that Third Federal Savings and Loan charges customers a fee for the preparation of legal documents relating to mortgage loans even though the employees that prepare the documents are not licensed attorneys. The plaintiff seeks a refund of all document preparation fees from June 13, 2000 to the present (approximately $26.1 million from June 13, 2000 through September 30, 2006), as well as prejudgment interest, attorneys’ fees and costs of the lawsuit. Third Federal Savings and Loan Association vigorously disputes these allegations. Third Federal Savings and Loan has answered the plaintiff’s complaint and the case is in preliminary discovery. No trial date has been set. At this time, we are unable to predict an outcome, favorable or unfavorable, or to estimate the amount of any potential loss.

FinPro is not a law firm and as such can not offer any legal analysis of the pending lawsuit. However, FinPro believes that from an investor’s standpoint the uncertainty of the outcome of this matter and the possible impact on future earnings would warrant a slight downward adjustment.

Conversion Valuation Appraisal Report	Page: 60

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions has trended downward from 2005 to 2006, but rose in the first quarter of 2007.

FIGURE 47 - MHC REORGANIZATIONS (SINCE 1/1/05) PRO FORMA DATA

[Statistical Information Omitted]

Source: SNL Securities

Conversion Valuation Appraisal Report	Page: 61

The first day “pop” increased between 2005 and 2006. Four of the MHC conversions that closed since January 1, 2005 are currently trading below their IPO price. Larger conversions have outperformed smaller ones. Two of the last five MHC conversions have experienced substantial first day “pops”.

FIGURE 48 - MHC REORGANIZATIONS PRICE APPRECIATION

[Statistical Information Omitted]

Source: SNL Securities

Conversion Valuation Appraisal Report	Page: 62

A strong upward adjustment is warranted as investor interest and recent aftermarket performance has been solid.

Conversion Valuation Appraisal Report	Page: 63

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank’s pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Slight Upward
Balance Sheet Growth	No Adjustment
Earnings Quality, Predictability and Growth	Moderate Upward
Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Issue	Moderate Upward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank’s market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Pending Litigation	Slight Downward
Subscription Interest	Strong Upward

Conversion Valuation Appraisal Report	Page: 64

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings (“P/E”)

Price to book value (“P/B”) / Price to tangible book value (“P/TB”)

Price to assets (“P/A”)

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 14.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New Jersey public thrifts, all publicly traded thrifts and the recent (2005 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and Ohio/Florida MHC thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: “When both the converting institution and the comparable companies are recording “normal” earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach.” In this particular case, the Bank’s earnings are “normal”. As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Conversion Valuation Appraisal Report	Page: 65

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: “The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data.”

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: “This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach).” FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

Conversion Valuation Appraisal Report	Page: 66

FULL OFFERING VALUE IN

RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as if fully converted with a foundation is estimated to be $2,525,000,000. Based upon a range below and above the midpoint value, the relative values are $2,146,683,670 at the minimum and $2,896,250,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $3,323,187,500.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 49 - VALUE RANGE - FULL OFFERING

[Statistical Information Omitted]

Source: FinPro Inc. Pro forma Model

Conversion Valuation Appraisal Report	Page: 67

FIGURE 50 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

[Statistical Information Omitted]

Source: FinPro Calculations

FIGURE 51 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT

[Statistical Information Omitted]

Source: SNL data, FinPro Calculations

As Figure 51 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 37.13% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 22.76% discount to the Comparable Group.

FIGURE 52 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM

[Statistical Information Omitted]

Source: SNL data, FinPro Calculations

As Figure 52 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 24.54% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 16.67% discount to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 68

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of up to 30.15%, is $757,653,060. Based upon a range below and above the midpoint value, the relative values are $644,005,100 at the minimum and $871,301,020 at the maximum, respectively. At the super maximum of the range, the offering value would be $1,001,996,180.

FIGURE 53 - VALUE RANGE MHC OFFERING DATA

[Statistical Information Omitted]

Source: FinPro Inc. Pro forma Model

FIGURE 54 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT

[Statistical Information Omitted]

Source: SNL data, FinPro Calculations

As Figure 54 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 38.85% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 36.31% discount to the Comparable Group.

FIGURE 55 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM

[Statistical Information Omitted]

Source: SNL data, FinPro Calculations

As Figure 55 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 21.72% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 25.15% discount to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 69

COMPARISON TO RECENT

    MHC CONVERSIONS

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

FIGURE 56 - COMPARISON TO FILED AND PENDING MHC OFFERINGS

[Statistical Information Omitted]

Source: 1/31/07 Conversion Watch

Conversion Valuation Appraisal Report	Page: 70

VALUATION CONCLUSION

We believe that the discounts on an earnings and a tangible book basis are appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings as a secondary check.

It is, therefore, FinPro’s opinion that as of January 31, 2007, the estimated pro forma market value of the Bank in a full offering including a foundation was $2,525,000,000 at the midpoint of a range with a minimum of $2,146,683,670 to a maximum of $2,896,250,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $3,323,187,500. The shares issued to the foundation will be funded using authorized be unissued shares.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing up to 30.15% will equal 64,400,510 shares, 75,765,306 shares, 87,130,102 shares and 100,199,618 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 2% of the total appraised value, up to $50.0 million in stock, plus $5.0 million in cash to the charitable foundation.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank’s operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

[Exhibit Omitted]